Zentek to Present ZenGUARD™ Technology at the Global Summit on
Regulatory Science in Singapore

Guelph, ON - October 19, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property ("IP") development and commercialization company, is pleased to announce that it was chosen to present the Company's ZenGUARD™ technology at the 12th Annual Global Summit on Regulatory Science on  October 19-21, 2022, in the Innovative Nanotechnology Advancement in the Drug and Medical Device track. The theme of this year's summit, "Advances in Nanotechnology for Food and Medical Products: Innovations, Safety and Standards," aligns with Zentek's mission.

Zentek's Director of Regulatory Affairs, Vivian Martin, will attend and present at this year's event. Confirmed speakers include Health Canada, the National Research Council of Canada, the Food and Drug Administration of the United States, the European Commission, and other regulatory agencies from the UK, Japan, and Brazil. This will be an opportunity to demonstrate the Company's novel ZenGUARD™ applications and products to stakeholders in global regulatory affairs.

"Getting face time with global regulatory affairs stakeholders and being a part of the discussions regarding nanotechnology standards for drugs and medical devices will give us a strategic advantage to make sure Zentek products meet and exceeds global quality and regulatory requirements," said Vivian Martin, Director of Regulatory Affairs for Zentek.

The Company also announces that it has granted certain officers and employees of the Company options to acquire an aggregate of 150,000 common shares of the Company at an exercise price of $1.93 per common share, for a period of 3 years.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Ryan Shacklock
Tel: (306) 270-9610
Email: rshacklock@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.